As filed with the Securities and Exchange Commission July 11, 2005.

Registration No. 333-117038

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM SB-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

KH FUNDING COMPANY

(Exact name of registrant as specified in its charter)

State of Maryland	6162	52-1886133
(state or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

10801 Lockwood Drive, Suite 370

Silver Spring, Maryland 20901

(301) 592-8100

(address and telephone number of principal executive office)

Robert L. Harris, President

10801 Lockwood Drive, Suite 370

Silver Spring, Maryland 20901

(301) 592-8100

(name, address and telephone number of agent for service)

with copies to:

George S. Lawler, Esquire

Sonia Galindo, Esquire

Whiteford, Taylor & Preston L.L.P.

Seven Saint Paul Street, Suite 1500

Baltimore, Maryland 21202

(410) 347-8700

Approximate date of commencement of proposed sale to public: as soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒ 333-117038

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

EXPLANATORY NOTE

The Registration Statement on Form SB-2 (No. 333-117038) of KH Funding Company was declared effective by the Securities and Exchange Commission as of 10:15 a.m. on August 2, 2004. This Post-Effective Amendment No. 1 to that Registration Statement is being filed with the Commission pursuant to Rule 462(d) solely to amend, revise and re-file Exhibit 4 thereto.

PART II – INFORMATION NOT REQUIRED IN PROSPECTUS

EXHIBITS

The following is a list of exhibits filed with this Registration Statement:

Exhibit	Description
3.1	Articles of Incorporation of KH Funding Company (1)

3.2	Articles of Amendment of KH Funding Company (1)

3.3	Bylaws of KH Funding Company (1)

4	Indenture by and between KH Funding Company, as Issuer, and Wells Fargo Bank Minnesota, N.A., as Trustee, dated August 2, 2004 (2)

5	Opinion of Whiteford, Taylor & Preston LLP (3)

10.1	1998 Stock and Incentive Plan (1)

10.2	Form of Participation Agreement (3)

10.3	Selling Agreement by and between KH Funding Company and Capital Financial Services Inc. (3)

23.1	Consent of Whiteford, Taylor & Preston LLP (included in Exhibit 5) (3)

23.2	Consent of Grant Thornton LLP (3)

24	Power of Attorney (included in signature page of this registration statement) (3)

25	Statement of Eligibility of Trustee on Form T-1 (3)

99.1	Form of Prospectus Supplement (3)

99.2	Form of Subscription Agreement(s) and other materials (3)

(1)	Incorporated by reference from Exhibits to our Registration Statement on Form SB-2 File No 333-106501.

(2)	Filed herewith.

(3)	Previously filed.

II - 1

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, as amended, KH Funding Company has duly caused this Post-Effective Amendment No. 1 to Form SB-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Silver Spring, State of Maryland, on July 11, 2005.

KH FUNDING COMPANY

By:	/s/ ROBERT L. HARRIS
Robert L. Harris,
President and Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that the undersigned, whose signatures appear below, hereby constitute and appoint Robert L. Harris their true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for them and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as full and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to Form SB-2 has been signed below by the following persons in the capacities and on the dates indicated below.

Name	Title

/s/ Robert L. Harris Robert L. Harris	President, Chief Executive Officer and Director

/s/ Louise B. Sehman Louise B. Sehman	Chief Financial Officer, Secretary and Treasurer

/s/ Jin S. Kim Jin S. Kim	Director

/s/ Jack Breskow Jack Breskow	Director

/s/ Dr. Mervyn Feldman Dr. Mervyn Feldman	Director

/s/ Solomon Kaspi Solomon Kaspi	Director

/s/ Alvin Shapiro Alvin Shapiro	Director

/s/ Jeremiah P. Connor Jeremiah P. Connor	Director

II - 2

EXHIBIT INDEX

Exhibit	Description
4	Indenture by and between KH Funding Company, as Issuer, and Wells Fargo Bank Minnesota, N.A., as Trustee, dated August 2, 2004